Exhibit 99.2

Execution Version

SWVL HOLDINGS CORP

AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this “Amendment”) is entered into as of April 6, 2022 and amends that certain Registration Rights Agreement, dated as of March 22, 2022 (the “Registration Rights Agreement”), by and among B. Riley Principal Capital, LLC, a Delaware limited liability company (the “Investor”), Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“SWVL”), and Swvl Holdings Corp (formerly known as Pivotal Holdings Corp), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”). Capitalized terms used and not expressly defined herein shall have the meanings for such terms set forth in the Registration Rights Agreement.

WHEREAS, Section 10 of the Registration Rights Agreement provides that the Registration Rights Agreement may be amended prior to the date that is one (1) Trading Day immediately preceding the date on which the Initial Registration Statement is initially filed with the Commission, by written instrument signed by the parties to the Registration Rights Agreement; and

WHEREAS, each of the parties to the Registration Rights Agreement desire to make certain changes to the Registration Rights Agreement as set forth in this Amendment, which shall become effective concurrently with the effectiveness of that certain Ordinary Shares Purchase Agreement, dated as of March 22, 2022, by and among the Investor, the Company and SWVL (as amended, modified or supplemented as of the Closing on the Closing Date, the “Purchase Agreement”) and the effectiveness of the Registration Rights Agreement, in each case at the Closing on the Closing Date (it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date) in accordance with Section 2 of this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Registration Rights Agreement is hereby amended, effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date and with effect from and after the Closing, as follows:

1.	Amendments to the Registration Rights Agreement.

Effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date and with effect from and after the Closing, as set forth in Section 2 of this Amendment, and in Section 2.2 of the Purchase Agreement and Section 2(g) of the Registration Rights Agreement, and subject to the satisfaction of the conditions set forth in Section 7.1 of the Purchase Agreement on the Closing Date, each of the Investor, the Company and SWVL hereby amend the Registration Rights Agreement as provided in this Section 1, it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date.

(a) References to “Pivotal Holdings Corp” and Related References. All references in the Registration Rights Agreement (including the Exhibits thereto) (i) to “Pivotal Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands and wholly owned Subsidiary of SWVL (“Holdings”),” shall be references to “Swvl Holdings Corp (formerly known as Pivotal Holdings Corp), a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”),” from and after the Business Combination Closing, (ii) to “Pivotal Holdings Corp” shall be references to “Swvl Holdings Corp” from and after the Business Combination Closing and (iii) to “Holdings” shall be references to “the Company” from and after the Business Combination Closing, except in each case to the extent such reference in the Registration Rights Agreement (or any Exhibit thereto) applies, relates or refers to any time or period prior to the Business Combination Closing, in which case such reference shall not be amended, changed, modified or superseded in any way whatsoever by this Amendment.

(b) References to “Additional VWAP Purchase” and Related References. All references in the Registration Rights Agreement (including the Exhibits thereto) to “Additional VWAP Purchase,” “Additional VWAP Purchases” and “Additional VWAP Purchase(s)” shall be deleted in their entirety and replaced with references to “Intraday VWAP Purchase,” “Intraday VWAP Purchases” and “Intraday VWAP Purchase(s),” respectively.

2.

Effectiveness. This Amendment shall become effective concurrently with the effectiveness of the Purchase Agreement and the Registration Rights Agreement at the Closing on the Closing Date as set forth in Section 2.2 of the Purchase Agreement and subject to the satisfaction of the conditions set forth in Section 7.1 of the Purchase Agreement, it being acknowledged and agreed by each of the Investor, the Company and SWVL that this Amendment shall be of no force or effect prior to the effectiveness of the Purchase Agreement and the Registration Rights Agreement, concurrently with the effectiveness of this Amendment, at the Closing on the Closing Date.

3.

Ratification. Except as set forth in Section 1 of this Amendment, all of the provisions of the Registration Rights Agreement shall remain in full force and effect as of and from and after the Closing on the Closing Date, each according to its terms as set forth in the Registration Rights Agreement, and shall not be amended, changed, modified or superseded in any way whatsoever by this Amendment.

4.

Counterparts. This Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

5.

Miscellaneous. Sections 10, 11(b), 11(c), 11(d), 11(e), 11(f), 11(g), 11(i) and 11(j) of the Registration Rights Agreement are incorporated herein in their entirety and shall apply to this Amendment, mutatis mutandis, with the same force and effect as if specifically set forth herein.

[Signature pages follow]

Execution Version

IN WITNESS WHEREOF, each of the parties hereto have caused this AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT to be duly executed by their respective authorized officer as of the date first written above.

THE COMPANY:

SWVL HOLDINGS CORP,
a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands

By:	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

SWVL:

SWVL INC,
a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands

By:	/s/ Mostafa Kandil
Name: Mostafa Kandil
Title: Director

THE INVESTOR:

B. RILEY PRINCIPAL CAPITAL, LLC:

By:	/s/ Daniel Shribman
Name: Daniel Shribman
Title: President

SIGNATURE PAGE TO AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT